National Westminster Bank USA
175 Water Street
New York, NY  10038
212-602-1000
                                May 24, 1995


Dickstein Partners Inc.
9 West 57th Street - Suite 4630
New York, New York  10019


Gentlemen:

     You have advised NatWest Bank N.A. ("NatWest") of your interest in acquiring all of the outstanding shares (the
"Acquisition") of Hills Stores Company, a Delaware corporation
(the "Company") at price per share of $27.00.

     You have informed us that, assuming the foregoing share price, the aggregate purchase price for all of the Company's capital stock will be approximately $326 million, which, together with fees and expenses and all funded debt of the Company to be assumed or refinanced (and after taking into account approximately $58 million of the Company's cash to be used for the Acquisition), would result in a total transaction cost of approximately $630 million, which would be met by (a) $75 million of equity investments (the "Equity Investment"), (b) $55 million value of holding company securities (the "Holding Company Securities") issued in exchange for the Company's capital stock,
(c) a $150 million bank term loan, together with a $225 million revolving credit facility which will be drawn at closing only to the extent necessary to refinance the then outstanding working capital loans of the Company (the "Senior Secured Financing"), to the Company, (d) approximately $150 million of the Company's existing capital leases, and (e) the sale of approximately $200 million of the Company's senior subordinated notes (the "Senior Subordinated Notes").

     Based on the information we have received to date, NatWest is highly confident that under current market conditions it could arrange the Senior Secured Financing. The foregoing is expressly subject to (a) the absence of any material adverse condition


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affecting, or change in, the business, assets, liabilities, financial condition or prospects of the Company, (b) performance by the Company prior to consummation of the Acquisition substantially in compliance with the projections furnished by you to NatWest prior to the date hereof, (c) the execution of definitive documentation containing terms satisfactory in all respects to NatWest with respect to the Senior Secured Financing (including satisfactory collateral therefor) and the Company's other debt and equity (including, without limitation, the Senior Subordinated Notes, the Equity Investment and the Holding Company Securities), (d) satisfactory completion of NatWest's legal and business due diligence review, (e) the execution by you and the Company of definitive documentation containing terms satisfactory in all respects to NatWest with respect to the Acquisition, (f) the obtaining of any necessary governmental or contractual consents and NatWest's satisfaction in all respects with all other legal matters, (g) the absence of any competing placement or arrangement of any debt securities of the Company prior to or during the arrangement of the Senior Secured Financing other than the Senior Subordinated Notes; provided the placement or arrangement of such other debt financings are coordinated with the arrangement of the Senior Secured Financing in a manner satisfactory to NatWest, (h) NatWest's satisfaction with the Company's capitalization and capital structure consistent with the capitalization and capital structure described above (including as to the Equity Investment and the Senior Subordinated Notes) after giving effect to the Acquisition and the financings therefor, (i) market conditions and (j) our assumption that the Acquisition will be consummated prior to January 31, 1996 at the per share price indicated above.

     As you know, the potential reception, as well as the terms and pricing, of the Senior Secured Financing will be subject to, among other things, market conditions prevailing from time to time. Please also note that this letter does not constitute either a guarantee that the Senior Secured Financing will be successfully arranged or a commitment to lend any portion thereof.

                                Very truly yours,

                                NATWEST BANK N.A.



                                By: Michael Richmond
                                    Title: VP


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